Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 26, 2018

Relating to Preliminary Prospectus Supplement dated February 26, 2018

Registration No. 333-223148

WILLIAMS PARTNERS L.P.

$800,000,000 4.850% Senior Notes due 2048

PRICING TERM SHEET

Dated: February 26, 2018

Issuer:	Williams Partners L.P.

Security Type:	4.850% Senior Notes due 2048

Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB / BBB- (Positive/Stable/Positive)

Pricing Date:	February 26, 2018

Settlement Date:	March 5, 2018 (T + 5)

Maturity Date:	March 1, 2048

Principal Amount:	$800,000,000

Benchmark:	UST 2.750% due November 15, 2047

Benchmark Price and Yield:	92-03+; 3.161%

Spread to Benchmark:	+172 bps

Yield to Maturity:	4.881%

Coupon:	4.850%

Issue Price:	99.515%

Make-Whole Call:	T + 30 bps (prior to September 1, 2047)

Par Call:	On or after September 1, 2047

Use of Proceeds:	We estimate that the net proceeds to us from this offering of notes will be approximately $789 million after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds of this offering for general partnership purposes, including the repayment of our $750 million aggregate principal amount of 4.875% Senior Notes due 2024 or other of our outstanding indebtedness.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2018

CUSIP / ISIN:	96949L AE5 / US96949LAE56

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC MUFG Securities Americas Inc. BBVA Securities Inc. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC

Co-Managers:	BOK Financial Securities, Inc. CIBC World Markets Corp. DNB Markets, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC TD Securities (USA) LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, Morgan Stanley & Co. LLC at (866) 718-1649 or MUFG Securities Americas Inc. at (877) 649-6848.

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